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Dataram Contact:                   Investor Contact:
Mark Maddocks,                     Tim Curtiss, Wall Street Investor
Chief Financial Officer            Relations Corp.
609-799-0071                       216/831-6532
info@dataram.com                   tcurtiss@WallStreetIR.com

          DATARAM SEES STRONG GROWTH, ADDS CAPACITY

PRINCETON, NJ, April 18, 2000 -- Dataram Corporation (NASDAQ: DRAM), a leading supplier of advanced memory to the network server market, has begun a significant expansion. Over the next year, a newly installed production line, featuring a Panasonic high-speed chip mounter will contribute to a doubling of production capacity and gains in precision. These improved capabilities reinforce Dataram's leading position in the advanced memory market.

Robert Tarantino, chairman and CEO, noted, "We continue to experience strong growth, and the outlook for our industry is bright. Our increasing customer base includes Internet service providers, financial institutions, large corporations, electronic contract manufacturers and systems integrators. Their appetite for high capacity memory continues to grow rapidly, driven by explosive increases in Internet activity. Today's applications require bandwidth measured in thousands of bits per second. Tomorrow's Internet will deliver services that require network servers to handle bandwidth measured in millions of bits per second. Servers must have ample memory to process transmissions at these speeds. Memory is one of the most important components of the internet."

Mark Maddocks, CFO, stated, "We are pleased to announce this significant increase in our production capacity. Investing in the future growth of our business is the most profitable use of our shareholders' capital. This expansion is a key element of our high-growth strategy."

Dataram Corporation is a leading provider of gigabyte memory upgrades for network servers. The company specializes in the manufacture of large-capacity memory boards for Compaq/Digital, Dell, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.

Information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov